STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	November 15, 2006
Corporate Office:	#SRU-18-06
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB

Website: http://www.starfieldres.com	Page 1 of 1
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

EXTENSION OF WARRANT TERM

Starfield Resources Inc. (the "Company") will be making an application to the TSX Venture Exchange to extend the term of the outstanding warrants issued in conjunction with its October 18, 2004 private placement. As part of that private placement, a total of 7,975,241 Units comprising 7,975,241 common shares and 7,975,241 half warrants were issued. These half warrants had original expiry dates of November 29, 2006 and December 2, 2006. The Company is proposing to extend these original expiry dates in order that all 7,975,241 half warrants will have a new expiry date of May 10, 2007.

There will be no change in the exercise price of these half warrants as each full warrant may be exercised at a price of $0.75 to acquire an additional common share.

About Starfield

Starfield Resources Inc. is an advanced exploration and development company focused on its Ferguson Lake Copper-Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed 132,000 meters of diamond drilling in 355 holes. A NI 43-101 technical report dated May 15, 2006 by N.C. Carter PhD., P.Eng. was filed on SEDAR and on the Starfield website on May 25, 2006. A developing feature of this mineral district is the significant discovery of high grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield's Ferguson Lake Project is unfolding as Nunavut's largest ongoing base and precious metal project.

On behalf of the Board of Directors,

"Glen J. Indra"

Glen J. Indra, President

Caution concerning forward-looking statements
This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

For further information contact:

Michael Joyner	or	Leif Smither
The Equicom Group		Starfield Resources
416-815-0700 ext.275		1-877-233-2244
mjoyner@equicomgroup.com		www.starfieldres.com